16003506

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2016
Washington DC
404

SEC FILE NUMBER
8- 46579

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Transactiondrivers LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Manning Avenue
(No. and Street)

Los Angeles (City) CA (State) 90024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Kane (310) 208-1166
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Kane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transactiondrivers LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of ____________
County of ____________
Subscribed and sworn to (or affirmed) before me on this ____ day of ________, ____ by ____________ proved to me on the basis of satisfactory evidences to be the person who appeared before me.

[signature]
Signature

Managing Partner
Title

See Attachment
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ____
2 ____
3 ____
4 ____
5 ____
6 ____

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 8th day of February, 2016, by
Date *Month* *Year*

(1) Michael Kane

(and (2) ______________________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]
Signature of Notary Public

MARIA VALLE
Commission # 2002219
Notary Public - California
Los Angeles County
My Comm. Expires Dec 27, 2016

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______________________ **Document Date:** __________

Number of Pages: _____ **Signer(s) Other Than Named Above:** ______________________

CONTENTS

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

The Member's of
Transactiondrivers LLC dba Kane & Company:

We have audited the accompanying statement of financial condition of Transactiondrivers LLC dba Kane & Company as of December 31, 2015, and the related notes (the "financial statements"). These financial statements are the responsibility of Transactiondrivers LLC dba Kane & Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transactiondrivers LLC dba Kane & Company as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 22, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

TransactionDrivers LLC
dba **KANE & COMPANY**

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2015

ASSETS

Cash in bank		$ 374,337
Accounts Receivable		271
Property and Equipment:		
Furniture and fixtures	$ 6,425	
Office equipment	9,890	
	16,315	
Accumulated depreciation	(10,278)	
Net property and equipment		6,037
Maintenance Contract		1,693
Security Deposit		5,250
Total assets		$ 387,588

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Current Liabilities		
CA State Tax Payable	$ 2,500	
Total Liabilities		$ 2,500
Member's equity		385,088
Total liabilities and member's equity		$ 387,588

The accompanying notes are an integral part of these financial statements.

TransactionDrivers LLC
dba **KANE & COMPANY**

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of FINRA. The Company was formed under the laws of the State of California maintaining its only office in Los Angeles, California. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company's revenues consist of fees for advisory services in connection with mergers and acquisitions, consulting fees for business operations and financial consulting unrelated to securities business and reimbursed expenses.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Classification of Revenues

For the year ended December 31, 2015 the Company recognized revenues of $510,293, of which $45,000 was classified as Advisory Fees, $450,027 was classified as Consulting Fees and $15,266 was classified as reimbursable expenses.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could differ from those estimates and such differences could be material.

Property and Equipment

Property and equipment are stated at its estimated value at the date contributed by the Managing Member. Depreciation of property and equipment is provided over their estimated useful life which is generally five years using the straight-line method. The Company recorded depreciation expense of $1,412 for the year ended December 31, 2015.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2015.

Income Taxes

As a limited liability company, the earnings and losses will be included in the personal income tax returns of the member and taxed depending on his personal tax strategies. Accordingly, the Company does not incur additional income tax obligations, and the financial statements do not include a provision for income taxes, except for the California minimum tax. The Company's filed

Federal and California income tax returns are subject to examination by the taxing authorities for three and four years, respectively, after being filed.

Incorporation of Accounting Standards Updates

Company management has reviewed the accounting standards updates issued by the Financial Accounting Standards Board that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending December 31, 2015. Based upon this review, the Company has implemented the pronouncements that require adoption (if any). Company management also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

(2) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was February 14, 2015. No transactions or events were found that were material enough to require recognition in the financial statements.

(3) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2015, the net capital was $371,837 which exceeded the required minimum capital by $366,837and the aggregate indebtedness to net capital ratio was 0.67 to 1, which is less than the 15 to 1 maximum allowed.

(4) Related Party Transactions

In 2015 the Company engaged Manning Financial, Inc. for monthly bookkeeping services. Manning Financial, Inc. is owned by an affiliate of the Manager and sole Member of the Company. For the year ended December 31, 2015, the Company paid $15,000 to this related party for services during the year which is recorded in professional fees on the Company's statement of income.

Among the five (5) corporate clients with whom the Company had engagements in 2015, Tax Audit Defense, LLC paid the Company $345,000 to provide consulting services. At the time the engagement was negotiated and structured, the Managing Member of the Company owned a one third interest in Tax Audit Defense, LLC, and during 2015, the Managing Member accreted to a one half interest.

TransactionDrivers LLC dba Kane & Company Report
Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31,2015

PUBLIC